Exhibit 12.1

SOHU.COM INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2003		Year Ended December 31,
			2002		2001		2000		1999		1998
Earnings:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	12,117		(1,036)		(43,587)		(19,236)		(3,449)		(615)
Fixed charges:
Interest expense	—		—		—		—		28		14
One-third of rental expense	152		260		233		214		68		52

Total fixed charges	152		260		233		214		96		66

Ratio of Earnings to fixed charges	79.72	(a)	—	(a)	—	(a)	—	(a)	—	(a)	—	(a)

(a)	Earnings during each of the five years ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was approximately $681,000, $3,545,000, $19,450,000, $43,820,000 and $1,296,000 for each of the five years ended December 31, 2002, respectively.

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